

Mail Stop 3720

October 16, 2008

<u>Via U.S. Mail and Fax (360-828-0701)</u>
Mr. James D. Miller
Vice President-Finance, Treasurer and Secretary
Barrett Business Services, Inc.
8100 NE Parkway Drive, Suite 200
Vancouver, WA 98662

      RE: **Barrett Business Services, Inc.**
              Form 10-K for the fiscal year ended December 31, 2007
              Filed March 17, 2008
              File No. 033-61804

Dear Mr. Miller:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   You indicate that your file number is 0-21886. Our records indicate that your file number is 33-61804. Please tell us the source of your file number.

Consolidated Financial Statements

2.   We note the reclassification that was made for variable rate demand notes and municipal bonds. Please tell us why you have not restated your financial statements.

Notes to Consolidated Financial Statements

1. Nature of operations, page F-6

3.   We note that AICE handles your workers' compensation claims coverage and provides general liability insurance coverage to third parties. Please tell us how you are accounting these coverages and refer to your basis in the accounting literature.

2. Acquisitions, page F-12

4.   We note that there have been several acquisitions and that most of the purchase price has been allocated to goodwill. Please tell us your consideration of the guidance paragraph 39 and Appendix A of FAS 141.

4. Marketable Securities, page F-15

5.   Please tell us your consideration of FASB Staff Position Nos. FAS 115-1 and FAS 124-1. Please tell us and disclose the evidence upon which you relied in concluding that your bond funds and other marketable securities were not impaired. We note the disclosure in your Form 8–K filed on October 14, 2008.

Forms 10-Q for March 31 and June 30, 2008

6.   Please address the comments issued regarding Form 10-K, as applicable.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR and provide any requested supplemental information in your response letter. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director